SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2002

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-         .
                                  ---------

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated May 1, 2002, in respect of its financial results for the first quarter of the 2002 fiscal year.

                                  News Release

For Immediate Release

                             WORLD HEART CORPORATION
                      ANNOUNCES FIRST QUARTER 2002 RESULTS

OTTAWA, Ontario - Wednesday, May 1, 2002: (NASDAQ: WHRT, TSE: WHT) World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter ended March 31, 2002, and commented on the progress of both its HeartSaverVAD(TM) (ventricular assist device) and Novacor(R) LVAS (left ventricular assist system).

In the first quarter of 2002, the Corporation reported revenues from operations of $2,619,084, compared with $602,657, and a gross margin of $39,092 compared with a gross margin of $(1,938,783) for the same period in 2001. The March 31, 2001 figures included an accrued offset to revenue in the amount of $1,532,383, related to an estimated shortfall under a distribution agreement. This accrual was not required in 2002.

Research and development expenses for the quarter were $7,377,304, compared with $7,395,992 for the same period last year. Total cash applied to operations during the period was $9,378,548 compared with $8,553,324 for the same period last year. The net loss for the quarter was $13,148,925, or $0.77 per share, compared with a net loss of $12,911,804, or $0.85 per share for the same period in the previous year.

Cash and near-cash resources totaled $12,555,440 at March 31, 2002, compared with $22,226,459 at December 31, 2001. The quarter end cash position does not include approximately $2.0 million received just after the quarter end from the Technology Partnerships Canada program, with a further $6 to $7 million expected to be reimbursed over the balance of the year, or early next year. Financial resources are expected to be augmented during the year from a number of sources, including collection of a $2.7 million receivable from the Province of Ontario, and are expected to fund cash requirements into 2003. All financial figures are expressed in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada.

Significant progress was made during the quarter toward bringing
HeartSaverVAD(TM) to clinical trials this year, and in the market position of Novacor(R) LVAS.

Key advances for HeartSaverVAD(TM) in the quarter were development of improved implantable cables and connectors, and laboratory testing procedures to provide effective reliability assessment for these components. Final in vivo trials began in early April, with devices incorporating these improved components. Implants will continue during the second quarter, with initial clinical trials planned before year-end, subject to Health Canada approval. HeartSaverVAD(TM) is the only pulsatile heart assist device designed to be fully implantable in the chest and remotely powered, monitored and controlled. Clinical trials are planned for Europe in early 2003 and in the United States in the second half of that year.

Novacor(R) LVAS continued to enhance its reputation for durability, reliability and predictability, and to increase the rate of implants in North America. The first three commercial shipments were made to Japan. Records for longevity of support by a heart assist device were set in the United States and in Europe. Mr. Robert (Pete) Kenyon received a donor heart at Yale-New Haven Hospital, in Connecticut, after three years and four months of Novacor(R) LVAS support, and University of Verona Hospital, Verona, Italy, successfully implanted a new Novacor(R) LVAS in a patient who had been supported on his first Novacor(R)LVAS for more than four years. With more than 1,340 Novacor(R) LVAS implants, there have been no patient deaths resulting from device failure, and 1.3% of devices have been replaced.

In cooperation with Edwards Lifesciences LLC, WorldHeart intends to launch a marketing program to establish Novacor(R) LVAS as Destination Therapy under existing approvals in Europe. In support of this initiative, a package of enhancements to the external elements of Novacor(R) LVAS were submitted for CE Mark approval. These enhancements include: new battery packs, with reduced size and weight and increased time of support; improved carrying accessories adding to user convenience and comfort; and software refinements, which simplify startup procedures at implant. These will be combined with availability of an improved ePTFE conduit, which was given regulatory confirmation for sale in Europe. The conduit was implanted during 2001 by 17 centers in Europe in 52 Novacor(R) LVAS recipients. Many clinicians preferred this conduit, and clinical results demonstrated reduced stroke rates.

During the first quarter, the first INTrEPID (Investigation of Non-Transplant Eligible Patients who are Inotrope Dependent) Clinical Trial patient was enrolled in Canada and enrollment in the United States study increased to 40. U.S. Food and Drug Administration (FDA) approval was received to increase enrollment to 55. This Trial has been ongoing in the United States since March 2000, and results to date have been consistent with the trial objectives.

"This was a very good quarter for WorldHeart in revenue growth, market positioning of Novacor(R) LVAS, and progress toward clinical trials of HeartSaverVAD(TM)," said Roderick M. Bryden, President and CEO of WorldHeart.

World Heart Corporation will hold a conference call at 4:00 p.m. (EST) today to discuss this quarter's financial results. To participate, please call 1-888-722-1090 ten minutes before the call begins. A post-view of this teleconference call can also be accessed for 60 days after May 1, 2002 (details are available on the company's website).

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist systems. Its Novacor(R) LVAS is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

Note: Financial highlights are attached. For further information, contact:

Head Office Contacts:
Shareholder and Financial Community       Media
-----------------------------------       -----
Ian W. Malone                             Michelle Banning
Vice-President Finance                    Manager, Corporate Communications
and Chief Financial Officer               Ph: 613-226-4278 x 2300
Ph: 613-226-4278 x 2300                   Fx: 613-723-8522
Fx: 613-723-8522                          Email: michelle.banning@worldheart.com
Email: ian.malone@worldheart.com

United States Contact:
The Investors Relation Group
Gino De Jesus or Dian Griesel
(212) 825-3210, TheProTeam@aol.com


                  World Heart Corporation Highlights of Consolidated Statement of Loss (Unaudited)
                            Amounts in thousands, except per share data, Canadian Dollars

                                                                                       Three months ended
                                                                                            March 31,
                                                                                    2002                  2001
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $        2,619        $          603
Cost of goods sold                                                                     (2,580)               (2,542)
                                                                               -------------------------------------
Gross margin                                                                               39                (1,939)
                                                                               -------------------------------------
Expenses
         Selling, general and administrative                                           (2,109)               (2,027)
         Research and development                                                      (7,377)               (7,396)
         Amortization of intangibles                                                   (1,831)               (3,733)
                                                                               -------------------------------------
                                                                                      (11,317)              (13,156)
                                                                               -------------------------------------
Loss before the undernoted                                                            (11,278)              (15,095)
Other income (expenses)                                                                (1,871)                 (490)
                                                                               -------------------------------------
Loss before income taxes                                                              (13,149)              (15,585)
Recovery of future income taxes                                                             -                 2,673
                                                                               -------------------------------------
Net Loss for the period                                                        $      (13,149)              (12,912)
                                                                               ======================================
Weighted average number of common shares outstanding                               17,162,927            15,117,427
                                                                               ======================================
Basic and diluted loss per common share                                        $        (0.77)       $        (0.85)
                                                                               ======================================

                    World Heart Corporation Highlights of Consolidated Balance Sheet (Unaudited)
                                       (Amounts in thousands) Canadian Dollars

                                                                                 March 31,           December 31,
                                                                                   2002                  2001
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets                                                                $       29,481        $       37,854
Capital assets                                                                         5,083                 5,294
Goodwill and other intangible assets                                                  32,904                34,735
                                                                               -------------------------------------
                                                                              $       67,468        $       77,883
                                                                               ======================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                           $       11,210        $       11,656
Preferred shares                                                                      67,620                65,685
Capital lease obligation                                                                  21                    64
                                                                               -------------------------------------
                                                                                      78,851                77,405
                                                                               -------------------------------------
Shareholders' equity
Common stock, special warrants and rights and contributed surplus
                                                                                     131,382               130,094
Accumulated deficit                                                                 (142,765)             (129,616)
                                                                               -------------------------------------
                                                                                     (11,383)                  478
                                                                               -------------------------------------
                                                                              $       67,468        $       77,883
                                                                               ======================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   World Heart Corporation

Date: May 2, 2002                  By: /s/ Ian Malone
                                      ------------------------------------------
                                      Name:   Ian Malone
                                      Title:  Vice President Finance and
                                              Chief Financial Officer